AKERMAN SENTERFITT
One Southeast Third Avenue
28th Floor
Miami, Florida 33131
September 27, 2005
VIA EDGAR CORRESPONDENCE
Mara L. Ransom
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	TIMCO Aviation Services, Inc.
Amendment No. 1 to Schedule TO-I filed on September 14, 2005
File No. 005-47239
Dear Ms. Ransom:
     On behalf of TIMCO Aviation Services, Inc. (the “Company”), we hereby respond to the Commission staff’s comment letter dated September 20, 2005 regarding the Company’s Schedule TO-I.
     Please note that for the Staff’s convenience we have recited the Staff’s comment in bold and provided the Company’s response immediately below the comment. Further, page numbers included in this letter refer to page numbers in the Offering Circular (the “Circular”) that is part of the Company’s Schedule TO-I, and capitalized terms not otherwise defined in this letter are as defined in the Circular.
Offer to Purchase
The Proposed Rights Offering, page 25
1.	We note your response that “Mr. Harber has only indicated his intent to acquire the shares pursuant to the registration statement if offered.” However, we also note the disclosure here and in the Form S-1 that “we [the company] have agreed to allow Mr. Harber to use amounts due to him from us . . . as consideration to exercise rights that he will receive to purchase shares of common stock in the rights offering. Mr. Harber has agreed to use the LJH Note for this purpose to the full extent of all amounts due under the LJH Note” and that “[t]here can be no assurance that any shares (other than shares issued to Mr. Harber based on his use of the LJH to purchase shares) will be purchased in the rights offering.” Please reconcile your response with this disclosure. If Mr. Harber has agreed to use the

Mara L. Ransom
September 27, 2005

note to purchase the shares in the rights offering, please provide us with your integration analysis.

We continue to believe that the only agreement between Mr. Harber and the Company is that if the Company commences the rights offering, thereby making an offer to the Company’s stockholders (including Mr. Harber) to purchase shares in the rights offering, that Mr. Harber will utilize amounts due to him under the LJH Note to purchase shares. We do not believe that our statement in the response letter regarding Mr. Harber’s “intent to purchase” is inconsistent with the disclosure regarding his “agreement to purchase” in the Form S-1 and offering circular, since we do not believe there is any agreement on Mr. Harber’s part to purchase shares until the Company’s Form S-1 is declared effective and the Company issues the rights to Mr. Harber and the Company’s other stockholders. If the Company never offers the shares to Mr. Harber under an effective Form S-1, Mr. Harber has no right nor obligation to purchase any shares. Since Mr. Harber has only indicated his agreement to acquire the shares pursuant to the registration statement if the shares are offered, we believe that the only offer to be made to Mr. Harber will be made pursuant to the effective registration statement. Accordingly, we believe that the shares to be purchased by Mr. Harber in the rights offering using amounts due to him from the Company under the LJH Note as payment therefor can be registered on the Form S-1.

Further, we believe that permitting Mr. Harber to receive registered shares in the rights offering is consistent with and analogous to the Staff’s position regarding voting commitments in the merger context. In the merger context, the staff has long recognized traditional practice and permitted shares owned by major stockholders, directors and key employees that were subject to voting commitments to be included in a Form S-4. See the Current Issues and Rulemaking Projects Outline at §VII.A.8 (third paragraph). This position was proposed to be codified in the 1998 release proposing comprehensive changes to the regulation of the securities offering process Release No. 33-7606 (Nov. 3, 1998) by the adoption of Rule 159. Proposed Rule 159 would have permitted registration if (i) the lock-up agreements are limited to executive officers, affiliates and directors of the target company, founders of the target company and their family members and holders of 5 percent or more of the target company’s voting stock and (ii) less than 100 percent of the voting securities are covered by the lock-up agreements and votes will be solicited from shareholders who did not sign lock-up agreements and who are ineligible to purchase in a private offering. We believe that the rights offering, since it is part of a major restructuring of the Company’s equity, should be viewed in the same way as a merger for purposes of determining whether Mr. Harber can receive registered shares in the rights offering. As is traditional practice in the merger context, before the Company determined to go forward with the restructuring, it was necessary to ensure that Mr. Harber, the majority stockholder of the Company, was in agreement with the restructuring. Further, proposed Rule 159 would have permitted registration since Mr. Harber is a majority stockholder of the Company (he holds 57% of the outstanding

Mara L. Ransom
September 27, 2005

shares) and the rights offering is being made to stockholders of the Company who did not sign lock-up agreements and who would be ineligible to purchase in a private offering.

Finally, since Mr. Harber is an affiliate of the Company, he will be subject to the limitations of Rule 144 on resales.

For the reasons set forth above, we believe that Mr. Harber should be able to receive registered shares in the rights offering.
* * * * *
     The Company believes that the responses provided above fully address the questions outlined in the Commission staff’s comment letter dated September 20, 2005. Please address any questions to the undersigned at (954) 468-2446 or to Philip B. Schwartz at (305) 982-5604.
Sincerely,
AKERMAN SENTERFITT
/s/ Laurie L. Green
Laurie L. Green